UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 7, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Fourth Quarter and Full Year of 2019

Taipei, Taiwan, R.O.C., February 7, 2020 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was established following the completion of the merger between Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. on April 30, 2018. ASE is the Company’s predecessor entity; therefore, the financial results of the Company for periods before merger are prepared under the assumption that the Company owned 100% shareholdings of ASE at the very beginning. The financial results before April 30, 2018 reflect the operations of ASE and its subsidiaries prior to the establishment of the Company. The financial results after April 30, 2018 reflect combined operations following the completion of the merger. As a result, the Company’s financial results of annual period may not be comparable. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$116,023 million for 4Q19, up by 2% year-over-year and down by 1% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,383 million, up from a net income attributable to shareholders of the parent of NT$5,446 million in 4Q18 and up from a net income attributable to shareholders of the parent of NT$5,734 million in 3Q19. Basic earnings per share for the quarter were NT$1.50 (or US$0.098 per ADS), compared to basic earnings per share of NT$1.28 for 4Q18 and basic earnings per share of NT$1.35 for 3Q19. Diluted earnings per share for the quarter were NT$1.47 (or US$0.096 per ADS), compared to diluted earnings per share of NT$1.24 for 4Q18 and diluted earnings per share of NT$1.33 for 3Q19.

For the full year of 2019, the Company reported net revenues of NT$413,182 million and net income attributable to shareholders of the parent of NT$16,850 million. Basic earnings per share for the full year of 2019 were NT$3.96 (or US$0.257 per ADS). Diluted earnings per share for the full year of 2019 were NT$3.86 (or US$0.250 per ADS).

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

RESULTS OF OPERATIONS

4Q19 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 46%, 10%, 42% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$96,174 million for the quarter, down from NT$98,449 million in 3Q19.

-	Raw material cost totaled NT$58,101 million for the quarter, representing 50% of total net revenues.

-	Labor cost totaled NT$13,535 million for the quarter, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,642 million for the quarter.

●	Gross margin increased 0.8 percentage points to 17.1% in 4Q19 from 16.3% in 3Q19.

●	Operating margin was 7.5% in 4Q19 compared to 7.1% in 3Q19.

●	In terms of non-operating items:

-	Net interest expense was NT$895 million.

-	Net foreign exchange gain of NT$1,634 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$693 million.

-	Net gain on equity-method investments was NT$156 million.

-	Other net non-operating expenses of NT$325 million were primarily attributable to miscellaneous expenses. Total non-operating expenses for the quarter were NT$123 million.

●	Income before tax was NT$8,582 million for 4Q19, compared to NT$7,721 million in 3Q19. We recorded income tax expenses of NT$1,779 million for the quarter, compared to NT$1,501 million in 3Q19.

●	In 4Q19, net income attributable to shareholders of the parent was NT$6,383 million, compared to net income attributable to shareholders of the parent of NT$5,446 million in 4Q18 and net income attributable to shareholders of the parent of NT$5,734 million in 3Q19.

●	Our total number of shares outstanding at the end of the quarter was 4,329,883,632, including treasury stock owned by our subsidiaries. Our 4Q19 basic earnings per share of NT$1.50 (or US$0.098 per ADS) were based on 4,255,172,625 weighted average numbers of shares outstanding in 4Q19. Our 4Q19 diluted earnings per share of NT$1.47 (or US$0.096 per ADS) were based on 4,284,201,158 weighted average number of shares outstanding in 4Q19.

4Q19 Results Highlights – ATM2

●	Cost of revenues was NT$53,590 million for the quarter, up by 1% sequentially.

-	Raw material cost totaled NT$18,734 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$11,934 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,990 million for the quarter.

●	Gross margin increased 1.0 percentage points to 22.7% in 4Q19 from 21.7% in 3Q19.

●	Operating margin was 10.6% in 4Q19 compared to 9.4% in 3Q19.

2ATM stands for Semiconductor Assembly, Testing and Material.

4Q19 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$44,443 million, cost of revenues percentage remained the same as 3Q19.

-	Raw material cost totaled NT$ 39,250 million for the quarter, representing 81% of total net revenues.

-	Labor cost totaled NT$1,526 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$511 million for the quarter.

●	Gross margin was 8.9% both in 4Q19 and 3q19.

●	Operating margin decreased to 3.2% in 4Q19 from 4.1% in 3Q19.

2019 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2019 amounted to NT$413,182 million, up by 11% from 2018. The revenue contribution from packaging operations, testing operations, EMS operations and others ,each represented approximately 48%, 10%, 40% and 2%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2019 was NT$348,871 million, compared with NT$309,929 million in 2018.

-	Raw material cost totaled NT$203,505 million for the year, representing 49% of total net revenues.

-	Labor cost totaled NT$51,179 million for the year, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$46,218 million for the year.

●	Gross margin decreased 0.9 percentage points to 15.6% in 2019 from 16.5% in 2018.

●	Operating margin decreased to 5.7% in 2019 from 7.2% in 2018.

●	Total non-operating expenses for the year was NT$164 million, compared to total non-operating income of NT$5,400 million for 2018.

●	Income before tax was NT$23,362 million for 2019. We recognized an income tax expense of NT$5,309 million for the year.

●	In 2019, net income attributable to shareholders of the parent amounted to NT$16,850 million, compared with a net income attributable to shareholders of the parent of NT$25,262 million in 2018.

●	Our total number of shares outstanding at the end of the year was 4,329,883,632, including treasury stock owned by our subsidiaries. Our 2019 basic earnings per share of NT$3.96 (or US$0.257 per ADS) were based on 4,251,964,317 weighted average numbers of shares outstanding in 2019. Our 2019 diluted earnings per share of NT$3.86 (or US$0.250 per ADS) were based on 4,262,766,456 weighted average number of shares outstanding in 2019.

2019 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2019 was NT$201,210 million, compared with NT$175,274 million in 2018.

-	Raw material cost totaled NT$68,539 million for the year, representing 27% of total net revenues.

-	Labor cost totaled NT$45,187 million for the year, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$43,717 million for the year.

●	Gross margin decreased to 19.9% in 2019 from 21.1% in 2018.

●	Operating margin decreased to 7.6% in 2019 from 9.5% in 2018.

2019 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$151,234 million, up by 10% from 2018.

-	Raw material cost totaled NT$134,793 million for the year, representing 81% of total net revenues.

-	Labor cost totaled NT$5,763 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,959 million for the year.

●	Gross margin decreased to 8.8% in 2019 from 9.4% in 2018.

●	Operating margin decreased to 2.9% in 2019 from 3.7% in 2018.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q19 totaled US$457 million, of which US$227 million were used in packaging operations, US$205 million in testing operations, US$18 million in EMS operations and US$7 million in interconnect materials operations and others.

●	For the full year of 2019, we spent US$1,575 million for capital expenditures, including US$798 million in packaging operations, US$689 million in testing operations, US$69 million in EMS operations and US$19 million in interconnect materials operations and others.

●	As of December 31, 2019, total unused credit lines amounted to NT$225,418 million.

●	Current ratio was 1.33 and net debt to equity ratio was 0.73 as of December 31, 2019.

●	Total number of employees was 96,528 as of December 31, 2019, compared to 94,675 as of September 30, 2019.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 47% of our total net revenues in 4Q19, compared to 46% in 3Q19. One customer accounted for more than 10% of our total net revenues in 4Q19.

●	Our top 10 customers contributed 59% of our total net revenues in 4Q19, compared to 58% in 3Q19.

●	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in 4Q19, compared to 33% in 3Q19.

EMS Basis

●	Our five largest customers together accounted for approximately 80% of our total net revenues in 4Q19, compared to 82% in 3Q19. One customer accounted for more than 10% of our total net revenues in 4Q19.

●	Our top 10 customers contributed 90% of our total net revenues both in 4Q19 and 3Q19.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20-F filed on April 26, 2019.

Supplemental Financial Information

Consolidated Operations

	4Q/19	3Q/19	4Q/18
EBITDA (NT$ Millions)	22,543	21,214	21,082

ATM Consolidated Operations

	4Q/19	3Q/19	4Q/18
Net Revenues (NT$ Millions)	69,287	67,901	64,120
Revenues by Application
Communication	54%	53%	52%
Computer	16%	14%	14%
Automotive, Consumer & Others	30%	33%	34%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	38%	35%	33%
Wirebonding	36%	37%	39%
Discrete and Others	7%	9%	9%
Testing	17%	17%	17%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	439	413	237
EBITDA (NT$ Millions)	20,052	18,312	18,271
Number of Wirebonders	25,004	25,008	25,172
Number of Testers	5,402	5,254	4,822

EMS Operations

	4Q/19	3Q/19	4Q/18
Net Revenues (NT$ Millions)	48,762	50,599	50,745
Revenues by End Application
Communication	43%	36%	32%
Computer & Storage	11%	9%	10%
Consumer	32%	41%	44%
Industrial	10%	9%	10%
Automotive	4%	4%	4%
Others	0%	1%	0%
Capacity
CapEx (US$ Millions)*	18	23	11

    * Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2019	Sep. 30 2019	Dec. 31 2018	Dec. 31 2019	Dec. 31 2018
Net revenues:
Packaging	53,653	53,804	51,149	198,916	178,308
Testing	11,930	11,493	10,919	42,659	35,903
EMS	48,734	50,584	50,736	165,789	151,890
Others	1,706	1,676	1,224	5,818	4,991
Total net revenues	116,023	117,557	114,028	413,182	371,092

Cost of revenues	(96,174)	(98,449)	(95,344)	(348,871)	(309,929)
Gross profit	19,849	19,108	18,684	64,311	61,163

Operating expenses:
Research and development	(5,020)	(4,906)	(4,293)	(18,396)	(14,963)
Selling, general and administrative	(6,124)	(5,817)	(5,818)	(22,389)	(19,552)
Total operating expenses	(11,144)	(10,723)	(10,111)	(40,785)	(34,515)
Operating income	8,705	8,385	8,573	23,526	26,648

Net non-operating (expenses) income:
Interest expense - net	(895)	(866)	(923)	(3,636)	(3,070)
Foreign exchange gain (loss)	1,634	12	(311)	1,126	(1,016)
Gain (loss) on valuation of financial assets and liabilities	(693)	(19)	140	1,646	1,990
Gain (loss) on equity-method investments	156	148	6	264	(521)
Others	(325)	61	(250)	436	8,017
Total non-operating income (expenses)	(123)	(664)	(1,338)	(164)	5,400
Income before tax	8,582	7,721	7,235	23,362	32,048

Income tax expense	(1,779)	(1,501)	(1,342)	(5,309)	(5,584)
Income from continuing operations and before noncontrolling interest	6,803	6,220	5,893	18,053	26,464
Noncontrolling interest	(420)	(486)	(447)	(1,203)	(1,202)

Net income attributable to shareholders of the parent	6,383	5,734	5,446	16,850	25,262

Per share data:
Earnings (losses) per share
– Basic	NT$1.50	NT$1.35	NT$1.28	NT$3.96	NT$5.95
– Diluted	NT$1.47	NT$1.33	NT$1.24	NT$3.86	NT$5.84

Earnings (losses) per equivalent ADS
– Basic	US$0.098	US$0.087	US$0.083	US$0.257	US$0.396
– Diluted	US$0.096	US$0.085	US$0.081	US$0.250	US$0.389

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,284,201	4,261,515	4,254,978	4,262,766	4,251,129

FX (NTD/USD)	30.54	31.17	30.79	30.88	30.07

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2019	Sep. 30 2019	Dec. 31 2018	Dec. 31 2019	Dec. 31 2018
Net revenues:
Packaging	56,093	55,163	52,068	204,073	181,675
Testing	11,932	11,495	10,920	42,664	35,905
Direct Material	1,228	1,211	1,093	4,283	4,336
Others	34	32	39	134	134
Total net revenues	69,287	67,901	64,120	251,154	222,050

Cost of revenues	(53,590)	(53,193)	(50,158)	(201,210)	(175,274)
Gross profit	15,697	14,708	13,962	49,944	46,776

Operating expenses:
Research and development	(4,001)	(3,894)	(3,349)	(14,352)	(11,141)
Selling, general and administrative	(4,330)	(4,401)	(4,306)	(16,592)	(14,599)
Total operating expenses	(8,331)	(8,295)	(7,655)	(30,944)	(25,740)
Operating income	7,366	6,413	6,307	19,000	21,036

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2019	Sep. 30 2019	Dec. 31 2018	Dec. 31 2019	Dec. 31 2018
Net revenues:
Total net revenues	48,762	50,599	50,745	165,853	151,921

Cost of revenues	(44,443)	(46,105)	(46,135)	(151,234)	(137,580)
Gross profit	4,319	4,494	4,610	14,619	14,341

Operating expenses:
Research and development	(1,063)	(1,042)	(967)	(4,170)	(3,903)
Selling, general and administrative	(1,703)	(1,353)	(1,463)	(5,556)	(4,771)
Total operating expenses	(2,766)	(2,395)	(2,430)	(9,726)	(8,674)
Operating income	1,553	2,099	2,180	4,893	5,667

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2019	As of Sep. 30, 2019

Current assets:
Cash and cash equivalents	60,131	61,220
Financial assets – current	4,893	6,583
Notes and accounts receivable	78,948	83,743
Inventories	45,301	48,427
Others	12,728	12,472
Total current assets	202,001	212,445

Financial assets – non current & Investments – equity method	15,663	15,076
Property plant and equipment	232,093	226,302
Right-of-use assets	9,792	9,961
Intangible assets	78,567	79,278
Others	18,538	19,916
Total assets	556,654	562,978

Current liabilities:
Short-term borrowings	37,339	70,896
Current portion of long-term borrowings	5,363	10,017
Notes and accounts payable	56,066	56,385
Others	53,497	49,129
Total current liabilities	152,265	186,427

Bonds payable	36,272	27,223
Long-term borrowings	135,966	113,775
Other liabilities	17,804	17,138
Total liabilities	342,307	344,563
Shareholders of the parent	200,969	201,510

Noncontrolling interest	13,378	16,905
Total liabilities & shareholders’ equity	556,654	562,978

Current Ratio	1.33	1.14
Net Debt to Equity	0.73	0.73

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2019	Dec. 31 2019	Dec. 31 2018	Dec. 31 2019	Dec. 31 2018
Cash Flows from Operating Activities:
Profit before income tax	8,582	7,721	7,235	23,362	32,048
Depreciation & amortization	12,645	12,610	12,220	50,467	42,689
Other operating activities items	10,356	(7,252)	(605)	(1,526)	(23,662)
Net cash generated from operating activities	31,583	13,079	18,850	72,303	51,075
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(17,261)	(18,771)	(9,993)	(56,361)	(40,259)
Other investment activities items	(677)	488	(6,230)	1,787	(89,283)
Net cash used in investing activities	(17,938)	(18,283)	(16,223)	(54,574)	(129,542)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(5,123)	26,553	(10,523)	15,737	101,653
Dividends paid	0	(10,623)	0	(10,623)	(10,614)
Other financing activities items	(7,247)	(3,356)	3,255	(11,651)	(7,928)
Net cash generated from (used in) financing activities	(12,370)	12,574	(7,268)	(6,537)	83,111
Foreign currency exchange effect	(2,364)	(1,240)	824	(2,579)	796
Net increase (decrease) in cash and cash equivalents	(1,089)	6,130	(3,817)	8,613	5,440
Cash and cash equivalents at the beginning of period	61,220	55,090	55,335	51,518	46,078
Cash and cash equivalents at the end of period	60,131	61,220	51,518	60,131	51,518